82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

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03045346

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AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO:	001 202 942 9624
DATUM/DATE	22.12.2003 Mo
BETREFF/REF:	Press release
SEITEN/PAGES	2

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

03 DEC 22 7:21

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MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

December 22, 2003

MAYR-MELNHOF GRAPHIA PLANS SET UP OF A NEW CIGARETTE PACKAGING PLANT IN TURKEY

Turkey is one of the largest and most dynamic markets for cigarette packaging.

MM Graphia therefore intends to further strengthen its position on this market via the newly founded subsidiary MM Graphia Turkey. A local production facility is central to this strategy.

Thus, MM Graphia Turkey plans to set up a cigarette packaging plant in the Izmir region. In the first step, two printing lines shall commence operation by the end of 2004.

The total investment for the construction of the folding carton facility is estimated at approximately EUR 10 million. An industry experienced local management team will lead the expansion of MM Graphia Turkey.

MM Graphia is a leading European packaging producer for cigarettes and confectionery. Its sister network MM Packaging is Europe's largest manufacturer of folding cartons. Both are divisions of Mayr-Melnhof Group, the worldwide leading producer of recycled fiber based cartonboard.
MM Graphia combines the know-how, technological strength and project handling competence of this network to create a powerful new production tool especially for the tobacco industry.

The MM Graphia Performance Engine – Just switch it on www.mm-graphia.com

For further information please contact:
Stephan Sweerts-Sporck, Investor Relations, Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
Tel.: (+43/1) 50136, Fax: (+43/1) 50136 – 1195
E-Mail: investor.relations@mm-karton.com, **Website:** http://www.mayr-melnhof.com